UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

ASCENT CAPITAL GROUP, INC.
(Monitronics International, Inc. as successor by merger to Ascent Capital Group, Inc.)

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 043632 108

Series B Common Stock: 043632 207

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 043632 108 (Series A Common Stock) CUSIP Number: 043632 207 (Series B Common Stock)

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 0%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ASCENT CAPITAL GROUP, INC.

(Monitronics International, Inc. as successor by merger to Ascent Capital Group, Inc.)

This Statement relates to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and together with the Series A Common Stock, the “Common Stock”), of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”) on September 26, 2008, as amended by Amendment No. 1 to this Schedule 13D filed with the SEC on January 28, 2010, Amendment No. 2 to this Schedule 13D filed with the SEC on November 19, 2012, Amendment No. 3 to this Schedule 13D filed with the SEC on January 9, 2013, Amendment No. 4 to this Schedule 13D filed with the SEC November 1, 2013, and Amendment No. 5 to this Schedule 13D filed with the SEC on July 2, 2014 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is amended and supplemented to add the following:

On August 30, 2019, the Issuer merged with and into Monitronics International, Inc., a Texas corporation (“Monitronics” and, after giving effect to the Restructuring (as defined below), “Restructured Monitronics”), with Monitronics as the surviving company (the “Merger”), pursuant to the Agreement and Plan of Merger, dated May 24, 2019 (the “Merger Agreement”), between Monitronics and the Issuer.  Substantially concurrently with the Merger, Monitronics completed its previously announced restructuring (the “Restructuring”) in accordance with the terms and conditions of the Restructuring Support Agreement, dated May 20, 2019 (as amended, the “RSA”), among Monitronics and its domestic subsidiaries party thereto (the “Debtors”), the Issuer, and certain noteholders and term lenders of the Debtors.  Pursuant to the Merger Agreement, each holder of Series A Common Stock and Series B Common Stock has the right to receive, in the aggregate, a number of shares of common stock, par value $0.01 per share, of Restructured Monitronics equal to the product of the total number of shares of such series of Common Stock held by such holder immediately prior to the Merger multiplied by the exchange ratio (as described below) provided for in the Merger Agreement.

The exchange ratio in the Merger was 0.1043086, which is equal to the quotient of (a) (i) (A) the Net Cash Amount (as defined in the RSA), which in no event would be greater than $23,000,000, divided by (B) $395,111,570.00 (pursuant to the terms of the RSA, representing the discounted equity value at which participants in the Rights Offering (as defined in the RSA), the Backstop Commitment Parties (as defined in the RSA) and the Equity Commitment Parties (as defined in the RSA) purchase Monitronics common stock, respectively), multiplied by (ii) 22,500,000 (pursuant to the terms of the RSA, representing the number of outstanding shares of Monitronics common stock as of the plan effective date); divided by (b) the number of outstanding shares of Common Stock immediately prior to the effective time of the Merger.

Prior to the consummation of the Merger, (i) the Reporting Person, (ii) a revocable trust with respect to which Mr. Malone and his wife are trustees and his wife has the right to revoke such trust at any time, (iii) a revocable trust with respect to which Mr. Malone is the sole trustee and has the right to revoke such trust at any time, (iv) Columbus Holding LLC, which is approximately 94% owned by Mr. Malone and his wife, (v) two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts, and (vi) two trusts which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children (the “Trusts”), collectively held approximately 2.5% of the outstanding shares of Series A Common Stock and approximately 65.2% of the outstanding shares of Series B Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Mr. Malone beneficially owns no shares of Series A Common Stock or Series B Common Stock.

(b)           Not applicable.

(c)           Other than as described in this Amendment, Mr. Malone and, to his knowledge, his wife and the Trusts have not executed any transactions in respect of Common Stock within the last sixty days.

(d)           Not applicable.

(e)           Mr. Malone and, to his knowledge, his wife and the Trusts ceased to be the beneficial owner of more than five percent of the Common Stock on August 30, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On August 30, 2019, the Issuer merged with and into Monitronics, with Monitronics as the surviving company, which was effected by the Merger.  Substantially concurrently with the Merger, Monitronics completed its previously announced Restructuring.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into the right to receive the merger consideration subject to the terms and conditions of the Merger Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2019
Date

/s/ John C. Malone
John C. Malone